UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa. The following companies are subsidiaries of MidAmerican Energy Holdings Company as defined by Section 2(a):

     B.   Utility Subsidiaries
          --------------------

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i.   100% owned by MidAmerican Energy Company

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
               MidAmerican  Energy  Financing  I  -  Organized  as  a  statutory business trust holding MidAmerican 7.98% Series A Debentures due 2045. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
               MidAmerican Energy Funding  Corporation  - Organized to purchase
                    MidAmerican Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

     C. Nonregulated Business Subsidiaries
        ----------------------------------

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

                    A/C Security Systems, Inc. - Organized to provide security services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.
                    AmGasInc. - Organized to market nonregulated  natural gas to end users. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
                    Cimmred Leasing  Company - Organized  to invest in,  develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
                    InterCoast  Capital  Company  -  Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
                    InterCoast Energy Company - Organized to market nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    InterCoast  Global  Management,  Inc. - Organized  to manage securities investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    InterCoast Power Company - Organized to manage  nonregulated electric energy investments. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    InterCoast Power  Marketing  Company -  Organized  to market nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    InterCoast Trade &  Resources,  Inc. -  Organized  to market nonregulated oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    IWG Co. 8 - Organized to invest in nonregulated hydropower projects or companies. Incorporated in Delaware. Headquartered in Des Moines, Iowa.
                    MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
                    MidAmerican Rail Inc. -  Organized  to lease  railroad  coal cars. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
                    MidAmerican  Security  Company  -  Organized  to  invest  in security companies. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
                    MidAmerican   Services   Company  -  Organized   to  provide
                         complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.
                    TTP, Inc. of South Dakota - Organized to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company.

                    Diversified  Electronics  Ltd. - Organized  to provide  home security services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.
                    Edge Technologies,  Inc. - A joint venture organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.
                    McLeodUSA,   Inc.  -  Organized   to  provide   fiber  optic
                         telecommunications services. Incorporated in Delaware. Headquartered in Cedar Rapids, Iowa.
                    Micro-Generation  Technology Fund, LLC - Organized to invest in entreprenerial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.
                    Mycotech  Corporation - Organized to produce fungal products for biopesticide and bioremediation applications. Incorporated in Delaware. Headquartered in Butte, Montana.
                    Tenaska  III  Texas   Partners  -  Organized   in  Texas  to
                         construct, own and operate a cogeneration plant located near Paris, Texas. Partnership formed in Texas. Headquartered in Omaha, Nebraska.
                    Utech Venture Capital Corporation  - Organized to invest in venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

          ii.  Midwest Capital Group, Inc. (100% owned) - Organized as a holding
               company  for  nonregulated  business  development   subsidiaries.
               Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               a.   100% Owned by Midwest Capital Group, Inc.

                    Dakota Dunes  Development  Company - Organized to invest in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.
                   *Two Rivers Inc. - Organized to own and operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

              b.   Less than 100% but Greater than 10% owned by Midwest Capital
                    Group, Inc.

                    Access Air  Holdings,  Inc. - Organized to own and operate a
                         commercial    airline.    Incorporated   in   Delaware.
                         Headquartered in Des Moines, Iowa.

                    Northgate Park  Associates - Organized to develop and own an office park. Partnership formed in Iowa. Headquartered in Iowa City, Iowa.

          iii. MidAmerican Realty Services Company (95% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               a.   100% owned by MidAmerican Realty Services Company

                    CBS Home Real Estate Company - Organized to provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                   *Edina Corporate Services, Inc. - Organized as a third party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Financial Services,  Inc.  -  Organized  as a  holding company for the Edina Realty subsidiaries.
                         Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty, Inc. - Organized to provide  residential  real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty, Inc.  (WI) - Organized to provide  residential
                         real  estate   brokerage   services.   Incorporated  in
                         Wisconsin. Headquartered in Hudson, Wisconsin.

                    Edina Realty Insurance Agency, Inc. - Organized to provide property and casualty insurance agency services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    Edina Realty Mortgage, Inc. - Organized as a residential
                         mortgage brokerage company. Incorporated in Minnesota Headquartered in Edina, Minnesota

                    Edina Realty  Title, Inc.  -  Organized  to  provide  title search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

                    JC Nichols   Residential   Inc.  -  Organized  to  provide
                         residential    real    estate    brokerage    services.
                         Incorporated in Iowa. Headquartered in Overland Park, Kansas.

                    JC Nichols Alliance, Inc. - Organized to manage real estate
                         brokerage franchises.   Incorporated   in  Kansas.
                         Headquartered in Overland Park, Kansas.

                    Iowa Realty Co. Inc. - organized to provide residential real
                         estate  brokerage   services.   Incorporated  in  Iowa.
                         Headquartered in West Des Moines, Iowa.

                    Iowa Realty Insurance Agency,  Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    First Realty, Ltd. - Organized to provide  residential  real
                         estate  brokerage   services.   Incorporated  in  Iowa.
                         Headquartered in West Des Moines, Iowa.

                    Iowa Title   Company  -  Organized  to  provide  land  title
                         abstracting    services.    Incorporated    in    Iowa.
                         Headquartered in Des Moines, Iowa.

                    Midland Escrow  Services,  Inc. - Organized  to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    MRT, Inc.  -  Organized  to  provide  title and  abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                    IMO Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

                    Plaza Financial Services, LLC - Organized as a holding
                         company for a mortgage brokerage subsidiary.
                         Organized in Kansas Headquartered in Prairie Village, Kansas.

                    Plaza Mortgage  Services,  LLC  -  Organized   to  provide
                         residential mortgage brokerage services. Organized in Kansas. Headquartered in Prairie Village, Kansas.

                    Real Estate Referral  Network,  Inc. - Organized to generate real estate sales and listing referrals. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

                    The Referral Company - Organized to generate real estate sales through referrals from retired salespersons of Iowa Realty Co., Inc.. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

                    Select Relocation Services, Inc. - Organized to provide real estate relocation services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               a. Less than 100% but greater than 10% owned by MidAmerican Realty Services Company

                    Edina Realty  Mortgage,   LLC   -   Organized   to   provide
                         residential mortgage brokerage services. Organized in Delaware. Headquartered in Edina, Minnesota.

                    Home Real Estate Inc. (Nebraska) - Organized to provide
                         residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

                    The Mortgage Group, LLC - Organized to provide residential mortgage brokerage services. Organized in Nebraska. Headquartered in Omaha, Nebraska.

                   *MidAmerican Home Services, LLC - Organized to provide
                         residential real estate brokerage services.
                         Organized in Iowa. Headquartered in West Des Moines, Iowa.

                    Title Information Services, LLC - Organized to provide
                         computerized title information. Organized in Minnesota. Headquartered in Minneapolis. Minnesota.

          iv. *Quad Cities Energy Company (100% owned) - Organized to invest in nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     D. Inactive Subsidiaries
        ---------------------
        100% Owned

            Midwest Gas Company - Incorporated in Iowa.
            DCCO Inc. - Incorporated in Minnesota.
            InterCoast Sierra Power Company - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
            CHRS Inc. -Incorporated in Iowa.
            Bettendorf Lock & Security Services, Inc. - Incorporated in Iowa. Sutton Security, Inc. - Incorporated in Nebraska.
            Pro-tech Alarm Systems and Services, Inc. -
              Incorporated in Missouri.
            CBS Brokerage Systems, Inc. - Incorporated in Nebraska
            Leasing Associates, Inc. - Incorporated in Nebraska

         * Two Rivers Inc., Edina Corporate Services, Inc.,
            MidAmerican Home Services, LLC, and Quad Cities Energy Company did not commence operations until 1999.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A. MidAmerican Energy Holdings Company is a holding company which owns electric and gas utility operations and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

     B. MidAmerican Energy Company ("MidAmerican" or "Company") is a regulated public utility company, incorporated in the State of Iowa.

          The Company's utility operations consist of four distinct business units: generation, transmission, energy delivery and retail. The
          Company is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. The Company owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          The Company's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides electric service to 653,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 622,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i.   ELECTRIC OPERATIONS:

               MidAmerican's transmission lines, operating from 34,500 to 345,000 volts, totalled 4,206 circuit miles at December 31, 1998 (3,910 miles are located in Iowa). MidAmerican owned 277 distribution substations (243 are located in Iowa) and 55 transmission substations (50 in Iowa) at December 31, 1998.

               MidAmerican owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

               2. 161 kv interconnection near Clarinda, Iowa with St. Joseph Light and Power Company;

               3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

               4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

               5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

               6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with Union Electric Company;

               7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

               8. 345 kv interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska Public Power District;

               9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power Company;

               10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

               11. 345 kv interconnection at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

               12.  161  kv  interconnection  near  Galesburg,   Illinois,  with
                    Illinois Power Company; and

               13. 161 kv interconnection near Camanche, Iowa, with Interstate Power Company.

               MidAmerican owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

               1.   two 69 kv transmission lines near McCook Lake, South Dakota;

               2.   one 69 kv transmission line near Alcester, South Dakota;

               3.   one 161 kv transmission line near Rock Island, Illinois;

               4.   one 161 kv transmission line in East Moline, Illinois;

               5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

               6.   two 69 kv transmission lines in East Moline, Illinois;

               7.   two 69 kv transmission lines in Moline, Illinois; and

               8.   one 69 kv transmission line in Rock Island, Illinois.

               Electric generating facilities at December 31, 1998 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 1998 accreditation.

                                                                Accredited
                                              Percent           Generating
                    Plant                    Ownership  Fuel  Capability (MW)
     ---------------------------------       ---------  ----  --------------

     Steam Electric Generating Plants:
       Iowa
         George Neal Station
           Unit No. 1                          100.0    Coal          135
           Unit No. 2                          100.0    Coal          300
           Unit No. 3 (jointly owned)           72.0    Coal          371
           Unit No. 4 (jointly owned)           41.0    Coal          253
         Ottumwa Unit (jointly owned)           52.0    Coal          372
         Louisa Unit (jointly owned)            88.0    Coal          616
         Council Bluffs Energy Center
           Unit No. 1                          100.0    Coal           43
           Unit No. 2                          100.0    Coal           88
           Unit No. 3 (jointly owned)           79.0    Coal          534
         Riverside Station
           Unit No. 3                          100.0    Coal            5
           Unit No. 5                          100.0    Coal          130
                                                                    -----
     Total Steam Electric Generating Units                          2,847
                                                                    -----

     Combustion Turbines:
       Iowa
         Parr-2 units                          100.0  Gas or Oil       32
         Electrifarm-3 units                   100.0  Gas or Oil      191
         River Hills Energy Center-8 units     100.0  Gas or Oil      116
         Sycamore Energy Center-2 units        100.0  Gas or Oil      149
         Pleasant Hill-3 units                 100.0      Oil         148
         Coralville-1 unit                     100.0  Gas or Oil       64
       Illinois
         Moline-4 units                        100.0  Gas or Oil       64
                                                                    -----
     Total Combustion Turbine                                         764
                                                                    -----

                                                                 Accredited
                                            Percent              Generating
                    Plant                  Ownership   Fuel     Capability (MW)
     ------------------------------        ---------  ------    --------------

     Nuclear:
       Illinois
         Quad-Cities Station
         Unit No. 1 (jointly owned)           25.0    Nuclear         192
         Unit No. 2 (jointly owned)           25.0    Nuclear         190
       Nebraska
         Cooper Station (Note 1)              50.0    Nuclear         385
                                                                    -----
     Total Nuclear                                                    767
                                                                    -----

     Hydro:
       Illinois
         Moline - 4 units                    100.0    Water             3
                                                                    -----
     Total Hydro                                                        3
                                                                    -----

Net Accredited Generating Capability                                4,381
Participation Purchases and Sales, Net                                 44
                                                                   ------
  Total Net Accredited Generating Capability                        4,425
                                                                   ------

Firm Purchases and Sales, Net                                         (50)
                                                                   ======
Adjusted Net Accredited Generating Capability                       4,375
                                                                   ======


(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

     ii.  GAS OPERATIONS

          MidAmerican  serves  customers in Iowa,  Illinois,  South Dakota,  and
          Nebraska. MidAmerican is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., Natural Gas Pipline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

          Natural gas is distributed through 19,426 miles of distribution mains and services of which 15,169 miles are located in Iowa, 2,036 miles in Illinois, 2,075 miles in South Dakota and 146 miles in Nebraska.

          Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican for the year ended
     December 31, 1998.

          a. (1) Number of kWh of electric energy sold (at retail or wholesale):

                    Retail                                     16,088,557,000
                    Sales for Resale                            6,185,653,000

               (2)  Number of MMBtu of  natural  gas
                    distributed (at  retail):                      81,985,000


          b. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

                    South Dakota                                  111,676,000
                    Illinois                                    1,750,359,000

               (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

                    Illinois                                        8,362,000
                    South Dakota                                    8,302,000
                    Nebraska                                          577,000

          c. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None

               The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 5,264,852,000.

               (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None

          d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

                   Nebraska                                     3,493,769,000
                   South Dakota                                   214,392,000
                   Minnesota                                      133,656,000
                   Illinois                                       126,244,000
                   Missouri                                       114,570,000
                   Canada                                          73,171,000
                   Kansas                                          60,874,000
                   Alabama                                         59,234,000
                   North Dakota                                    32,209,000
                   Texas                                           15,608,000
                   Other States                                     9,993,000

               (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

                    Minnesota                                      18,133,000
                    Kansas                                         15,346,000
                    Texas                                           8,205,000
                    Louisiana                                       4,178,000
                    New Mexico                                        485,000
                    Illinois                                          365,000
                    Nebraska                                          341,000

          e.   Additional Data:

               (1)  Electric operating revenues (000):

                      Iowa                   88.6%                 $1,036,949
                      Outside of Iowa        11.4%                   $132,861
                        Total               100.0%                 $1,169,810

               (2)  Natural gas operating revenues (000):

                      Iowa                   80.0%                   $342,924
                      Outside of Iowa        20.0%                    $86,946
                        Total               100.0%                   $429,870

               (3)  Total average electric customers:

                      Iowa                   86.5%                    562,502
                      Outside of Iowa        13.5%                     87,616
                        Total               100.0%                    650,118

               (4)  Total average natural gas customers:

                      Iowa                   78.6%                    487,008
                      Outside of Iowa        21.4%                    132,686
                        Total               100.0%                    619,694

               (5)  Net utility plant- electric (000):

                      Iowa                   88.3%                 $1,912,902
                      Outside of Iowa        11.7%                   $254,736
                        Total               100.0%                 $2,167,638

               (6)  Net utility plant- gas (000):

                      Iowa                   80.0%                   $379,225
                      Outside of Iowa        20.0%                    $94,782
                        Total               100.0%                   $474,007

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

          a.   Name, location,   business   address  and  description  of  the
               facilities used by the EWG or foreign utility company: None

          b. Name of each system company that holds an interest in such EWG or foreign utility company: None

          c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company: None

          d. Capitalization and earnings of the EWG or foreign utility company during the reporting period: None


          e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company: None

Exhibit A

     Exhibit A, pages 1 through 33 (see attached), shows consolidating statements of income and retained earnings of the claimant and its subsidiary companies for the year ended December 31, 1998, together with consolidating balance sheets of the claimant and its subsidiary companies as of December 31, 1998.

Exhibit B

     A consolidated financial data schedule will accompany the filed version of this draft form when filed with the Commission via EDGAR.

Exhibit C

     Not Applicable.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.



                                             MidAmerican Energy Holdings Company



                                             By   /s/ A. L. Wells
                                             -----------------------------------
                                             A. L. Wells, Senior Vice President
                                               and Chief Financial Officer

Attest:



/s/ P. J. Leighton
---------------------------------------
     P. J. Leighton, Vice President and
       Corporate Secretary



All notices and correspondence concerning this statement should be addressed to:

         P.J. Leighton
         Vice President and Corporate Secretary
         MidAmerican Energy Holdings Company
         P.O. Box 657
         Des Moines, IA  50303-0657

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